UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PROCEPT BioRobotics Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74276L105
(CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74276L105	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,118,205

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,118,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,118,205

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 74276L105	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,167,080

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,167,080

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,167,080

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP NO. 74276L105	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,218 (1)

	8	SHARED VOTING POWER
10,176,014

	9	SOLE DISPOSITIVE POWER
122,218 (1)

	10	SHARED DISPOSITIVE POWER
10,176,014

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,298,232 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 67,577 Shares (as defined herein) that are obtainable upon exercise of options granted to the Reporting Person.

CUSIP NO. 74276L105	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
WHITE TAILED PTARMIGAN, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,075,491

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,075,491

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,075,491

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 74276L105	Page 6 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.00001 par value per share (the “Shares”), of PROCEPT BioRobotics Corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 900 Island Drive, Redwood City, California 94065. This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2021 (as amended, the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) As of the date hereof, CPMG may be deemed to be the beneficial owner of 10,118,205 Shares (approximately 22.7% of the total number of Shares outstanding).  This amount includes: (i) 10,075,491 Shares held for the account of WTP, for which CPMG serves as general partner; (ii) 36,924 Shares held for the account of Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”), for which CPMG serves as investment manager; and (iii) 5,790 Shares held for the account of Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”), for which CPMG serves as investment manager.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 10,167,080 Shares (approximately 22.8% of the total number of Shares outstanding).  This amount includes (i) 10,118,205 Shares beneficially owned by CPMG and (ii) 48,875 Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and dispositive control with Emily M. McGaughy.

As of the date hereof, Mr. Desai may be deemed to be the beneficial owner of 10,298,232 Shares (approximately 23.1% of the total number of Shares outstanding). This amount includes: (i) 10,118,205 Shares beneficially owned by CPMG; (ii) 54,641 Shares held directly by Mr. Desai; (iii) 57,809 Shares held by The 2:22 DNA Trust; and (iv) 67,577 Shares that are obtainable upon exercise of options granted to Mr. Desai.

As of the date hereof, WTP may be deemed the beneficial owner of 10,075,491 Shares (approximately 22.6% of the total number of Shares outstanding) held for its account.

Each of the Reporting Persons exercise shared voting power and shared dispositive power over the 10,075,491 Shares held for the account of WTP. CPMG, Mr. McGaughy and Mr. Desai exercise shared voting power and shared dispositive power over the 36,924 Shares held for the account of Mallard Fund and the 5,790 Shares held for the account of Kestrel Fund.  Mr. McGaughy and his spouse exercise shared voting power and shared dispositive power over the 48,875 Shares held by Lagos Trust.  Mr. Desai and his spouse exercise shared voting power and shared dispositive power over the 57,809 Shares held by The 2:22 DNA Trust.  Mr. Desai exercises sole voting power and sole dispositive power over the 54,641 Shares he holds directly and the 67,577 Shares that are obtainable upon exercise of options granted to Mr. Desai.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on (1) 44,592,286 Shares outstanding as of July 31, 2022, as reported in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 5, 2022, and, for Mr. Desai, (2) the 67,577 Shares Mr. Desai has the right to acquire upon exercise of options.

(c) On September 6, 2022, WTP made an in-kind distribution of 842,902 Shares on a pro-rata basis, for no consideration, of which: (i) Mallard Fund received 36,924 Shares; (ii) Kestrel Fund received 5,790 Shares; (iii) Lagos Trust received 48,875 Shares; and (iv) The 2:22 DNA Trust received 8,292 Shares. Except for transactions reported herein, there have been no transactions in the Shares by the Reporting Persons in the past sixty days.

CUSIP NO. 74276L105	Page 7 of 8 Pages
(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

CUSIP NO. 74276L105	Page 8 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

WHITE TAILED PTARMIGAN, LP

	By:	CPMG, Inc., its General Partner

	By:	/s/ John Bateman
		Name:	John Bateman
		Title:	Chief Operating Officer

September 8, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)